December 9, 2005

Mail Stop 3628

Via Facsimile (650) 493-6811 and U.S. mail

Henry P. Massey, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94303

Re:	Actel Corporation
	Schedule TO-I
	Filed December 1, 2005
	File No. 005-44993

Dear Mr. Massey:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Exchange

General

1. We note your disclosure that "This offer is primarily designed to decrease Actel`s option overhang, which is most simply defined as the number of options outstanding as a percentage of the total number of shares outstanding." You appear to be relying on the Commission`s Exemptive Order dated March 26, 2001, which provides exemptive relief for "Issuer Exchange Offers Conducted for Compensatory Purposes." This does not appear to be a compensatory purpose. Please give us your analysis of the compensatory purposes of the offer.

2. We note that you have limited participation in the offer to option holders who are United States Employees. Please give us your analysis of the compensatory purpose served by excluding employees not resident in the United States from your offer. We may have further comments when we have read your response.

Summary, page S-1

3. Tell us why you believe that numbering your Summary and Risk
Factors sections with separate S and R page designations is helpful to option holders. Please consider numbering the pages in a single sequence.

Will I have to pay taxes if I participate in the offer?  page S-13

4. You are required to state with specificity the material tax consequences of the transaction. Revise your disclosure, here and throughout your Offer to Exchange, to eliminate the statement that "...you should not be required...to recognize income..." and replace it with a statement of the anticipated tax consequences of the transaction. See Item 1004(a)(xii) of Regulation M-A.

Risks of Participating in the Offer, page R-1

5. The description of risks in this section is quite lengthy and may distract option holders from the risks inherent in the transaction, as opposed to general business risks more properly disclosed elsewhere. Please revise this section to highlight the risks involved in the transaction.

The Offer, page 1
Procedure for electing to exchange options, page 5

6. Your disclosure states that "Your election to participate becomes irrevocable after 5:00 pm...on January 3, 2006." Please revise to take account of the fact that option holders are entitled to withdrawal rights under the circumstances specified in Rule 13e-4(f)(2)(ii).

Withdrawal rights and change of election, page 6

7. Your statement that "You may not rescind any withdrawal" appears to be directly contradicted by the disclosure that immediately follows the statement, and may be confusing to option holders. Please revise.

Acceptance of options for exchange, page 7

8. We note your disclosure that you will accept options for exchange "as of the time when we give oral or written notice to the option holders of our acceptance." Please replace this disclosure with disclosure that clearly states your intention to exchange the options promptly following the expiration of the offer, in compliance with Rule 14e-1(c). In this regard, delete the statement that "we currently expect" that you will accept the options promptly.

Source and amount of consideration; terms of restricted stock units, page 10

9. Confirm that you have provided all of the information required by Item 1004(a)(x) of Regulation M-A, or revise.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

     					Very truly yours,



     					Julia E.Griffith
					Special Counsel
					Office of Mergers & Acquisitions